Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

January 20, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:             Michael Fay

Kate Tillan

Abby Adams

Laura Crotty

Re:         TCO Group Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted December 17, 2020

CIK No. 0001834376

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, TCO Group Holdings, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 13, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

January 20, 2021

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your statements throughout the prospectus that the company is “the leading” healthcare delivery platform focused on providing all-inclusive, capitated care to high-cost, dual eligible seniors. Please substantiate this claim or revise to express the statement as a belief.

Response

In response to the Staff’s comment, the Company has updated its disclosure on pages 1, 12, 73, 100 and 112 to add the bolded text below noting that the Company is the industry leader measured by number of participants.

We are the leading healthcare delivery platform by number of participants focused on providing all-inclusive, capitated care to high-cost, dual-eligible seniors.

In addition, the Company advises the Staff that, by number of participants, it is twice the size of its closest PACE-focused competitor, as disclosed on pages 7, 12, 105 and 112.

2.	We note your statement on page 13 that the vast majority of the company's direct competitors are not-for-profit entities and the company is one of only five for-profit PACE providers in the country. Please balance your discussion of the benefits of the for-profit business model under which the company is currently operating with a discussion of any associated drawbacks, contrasting the for-profit business model with the not-for-profit business model in the managed healthcare industry.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has yet to encounter any material drawbacks to the for-profit business model. However, the Company has been an early adopter of the for-profit model for PACE programs and as a result is operating in a market with limited precedents, which can be a source of some uncertainty. To this end, the Company has updated its disclosure on pages 13 and 113 to insert the bolded text and delete the text that is ~~struck through~~ below, noting that the vast majority of the broader managed healthcare industry operates on a for-profit model and addressing the fact that it is an early adopter of the for-profit PACE structure.

Securities and Exchange Commission

January 20, 2021

Although most companies in the broader managed healthcare industry operate as for-profit entities, the vast majority of our direct competitors are not-for-profit entities, which we believe limits their ability to access capital. Federal restrictions on for-profit PACE providers existed until 2015. We remain one of only five for-profit PACE providers in the country and are the largest multistate PACE-focused operator by number of participants. We are an early adopter of the for-profit PACE structure in a market with limited precedents. As a result, we have devoted resources to engaging with our non-profit community partners, some of which are unaccustomed to working with for-profit organizations, to familiarize them with our business model.

As part of our growth-oriented mindset, we have strategically deployed our capital to achieve scale and ~~spread of~~ make the PACE care delivery model accessible to more frail, dual-eligible seniors. As a result, we have attracted private investments from leading financial institutions and, upon completion of this offering, we expect we will be the largest publicly traded healthcare provider focused on serving frail, dual-eligible seniors. We believe our ability to attract investors and access capital will accelerate our growth plans and provides flexibility to simultaneously invest in sales and marketing efforts, de novo centers and strategic acquisitions, all of which will further solidify our leadership position in a fragmented, growing market.

3.	Please revise page 17 of the Summary to highlight that, under the Director Nomination Agreement, your sponsors will have disproportionate representation on your board, as described on page 52.

Response

In response to the Staff’s comment, the Company has updated its disclosure on pages 17-18 to insert the bolded text and delete the text that is ~~struck through~~ below to disclose that its Sponsors will have disproportionate representation on its board.

Immediately following this offering, an investment vehicle affiliated with our Sponsors will beneficially own approximately % of our common stock (or % of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full) ~~and may,~~. Pursuant to the director nomination agreement that we will enter into with our Sponsors (the “Director Nomination Agreement”), ~~nominate up to        of the directors of the Company~~ our Sponsors will have the right to nominate all of the directors of the Company so long as the Sponsors collectively beneficially own at least 40% of the total number of shares of our common stock beneficially owned by the Sponsors upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company’s capitalization (the “Original Amount”), which could result in representation on our Board that is disproportionate to our Sponsors’ beneficial ownership. The Sponsors’ representation on our Board will be related to the Sponsors’ percentage beneficial ownership of the Original Amount when such ownership percentage is less than 40%, subject to certain conditions. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement.”

Securities and Exchange Commission

January 20, 2021

Risk Factors, page 25

4.	Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105(a) by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption “General Risk Factors.”

Response

The Company acknowledges the Staff’s comment and has moved its risk factors “If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations will be harmed,” “We are likely to experience increased expenditures in the future,” “Disruptions in our disaster recovery systems or business continuity planning could limit our ability to operate our business effectively,” “Changes in accounting principles and guidance could result in unfavorable accounting charges or effects,” “We depend on our senior management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business,” and “We must attract, retain and contract with highly qualified personnel in order to execute our growth plan” to the end of the section under the caption “General Risk Factors.”

5.	We note from the risk factor on page 57 that your forum selection provision identifies the federal district courts of the United States as “the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act,” and that your security owners are deemed to have consented to this provision. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Securities and Exchange Commission

January 20, 2021

Response

In response to the Staff’s comment, the Company has updated its risk factor on page 55 with the bolded text below to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws.

Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above; however, our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Forward-Looking Statements, page 61

6.	On page 62, you state, “[a]ll written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements . . . .” Provide your analysis of why you believe this disclaimer may apply to oral statements or statements made after the date of the document.

Response

In response to the Staff’s comment, the Company has removed the statement “All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications” from page 62 of the Prospectus.

Management’s Discussion and Analysis and Results of Operations

Liquidity and Capital Resources, page 92

7.	Please revise appropriate sections of your document to disclose that the company used the proceeds from the senior secured term loan and existing cash to pay $66.1 million in dividends in the fiscal year ended June 30, 2019, as disclosed in Note 18 to your financial statements, on page F-29. Also disclose the amount paid in total and the amount paid from the credit agreement to repurchase 16,095,819 shares of common stock and to cancel almost 17 million options, as disclosed in Note 20 on page F-30.

Securities and Exchange Commission

January 20, 2021

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 92 and 147 of the Prospectus to disclose that it used the proceeds from the senior secured term loan and existing cash to pay $66.1 million in dividends in the fiscal year ended June 30, 2019 and the subsequent upsize of the credit agreement to repurchase 16,095,819 shares of common stock and to cancel almost 17 million options.

On May 2, 2019, we further amended and restated the Credit Agreement to, among other amendments, increase the size of the Term Loan Facility to $190.0 million, increase the size of the Revolving Credit Facility to $30.0 million and increase the size of the DDTL to $45.0 million. We used a portion of the proceeds from the upsized Term Loan Facility, together with existing cash, to pay $66.1 million in dividends to our shareholders in an amount equal to $0.50 per share. The Credit Agreement was subsequently amended and restated on July 27, 2020 to account for an upsize of the Term Loan Facility to $300.0 million and of the Revolving Credit Facility to $40.0 million and to terminate the DDTL. We used a portion of the proceeds from the upsized Term Loan Facility, together with existing cash, in a total amount of $77.6 million to repurchase 16,095,819 shares of common stock and $74.6 million to cancel 16,994,975 options granted under the 2016 Plan, in connection with the termination of the 2016 Plan.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Critical Accounting Policies

Reported and Estimated Claims, page 97

8.	You disclose on page 97 that you expect the range of your third-party medical claims expense estimating risk to be within +/- 5-10% of actual medical claim expenses. Please consider disclosing, to the extent material, details related to actual and estimated member utilization of health care services for each period presented, as this appears to be a primary driver of the variance.

Response

The Company acknowledges the Staff’s comment and advises the Staff that although participant utilization of health care services does drive variance in third-party medical claims expense estimating risk, it is not necessarily the primary driver; therefore, details related to actual and estimated participant utilization would not be material to investors.

Securities and Exchange Commission

January 20, 2021

In response to the Staff’s comment, the Company has updated its disclosure on page 97 to insert the bolded text and delete the text that is ~~struck through~~ below, in order to clarify that actual and estimated participant utilization of health care services is not necessarily the primary driver but rather is only one of multiple drivers of the range of third-party medical claims expense estimating risk.

Actual claims expense will differ from the estimated liability due to differences in estimated and actual ~~member~~ participant utilization of health care services, ~~the amount of charges,~~ unit cost trends, participant acuity, changes in net census, known outbreaks of disease, including COVID-19 or increased incidence of illness such as influenza and other factors.

9.	With respect to the tables of your incurred and paid claims development, please include separate information about incurred claims and paid claims by year of the incurred claim and present the information for the number of years for which claims incurred typically remain outstanding and reconcile to the liability for reported and estimated claims.

Response

In response to the Staff’s comment, the Company has updated the tables of incurred and paid claims development on pages 97-98 of the Prospectus to include separate information about incurred claims and paid claims by year, to present the information for the number of years for which claims incurred typically remain outstanding and reconcile to the liability for reported and estimated claims.

Certain Relationships and Related Party Transactions, page 144

10.	Please revise this section to clarify the relationships between the parties for the PWD loan and the InnovAge Sacramento MSA. Refer to Item 404(a)(1), (2) and (4) of Regulation S-K. For the loan agreement, disclose the highest aggregate amount of principal outstanding during the periods reported, and the amount and rate of interest paid and the amount of interest payable, as required by Item 404(a)(5) of Regulation S-K. Please also file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe such filing is not required.

Response

In response to the Staff’s comment, the Company has updated its disclosure on pages 144-145 to insert the bolded text and delete the text that is ~~struck through~~ below to clarify the relationship between the parties for the PWD loan and InnovAge Sacramento MSA and to provide details regarding the PWD loan.

Securities and Exchange Commission

January 20, 2021

Pinewood Lodge, LLP (“PWD”), one of our variable interest entities in which we own a 0.01% partnership interest, develops, constructs, owns, maintains and operates certain apartment complexes intended for rental to low-income individuals aged 62 and over. Pursuant to the ~~Pinewood Lodge, LLP (“~~PWD~~”)~~ Amended and Restated Agreement of Limited Partnership, our wholly-owned subsidiary Continental Community Housing, the general partner of PWD (the “General Partner”), ~~which is our subsidiary,~~ helped fund operating deficits and shortfalls of PWD in the form of a loan (the “PWD Loan”). As of June 30, 2019 and 2020, $0.1 million and $0.6 million, respectively, was recorded in deposits and other, and the highest aggregate amount of principal outstanding under the PWD Loan was $0.6 million in each of the respective years. The PWD Loan does not accrue interest.

…

InnovAge Sacramento is a joint venture with Adventist Health System/West and Eskaton Properties, Incorporated of which we own 59.9%. In accordance with the Management Service Agreement dated March 18, 2019, by and between InnovAge California PACE-Sacramento, LLC and our wholly-owned subsidiary Total Community Options, Inc., we are responsible for the daily operations of ~~the joint venture~~ InnovAge Sacramento.

The Company respectfully advises the Staff that it does not believe that it is required to file the PWD Loan agreement or the InnovAge Sacramento Management Service Agreement pursuant to Item 601(b)(10) of Regulation S-K as the Company does not consider these agreements material. In addition, the Company is in the process of consolidating InnovAge Sacramento for accounting purposes.

General

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it will provide copies of all written communications, as defined in Rule 405 under the Securities Act, that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

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Securities and Exchange Commission

January 20, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Barbara Gutierrez
Chief Financial Officer, TCO Group Holdings, Inc.